EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2014	2013	2012	2011	2010
Earnings available for fixed charges:
Earnings before income taxes	$539,988	351,822	453,402	486,393	507,720
Add:
Fixed charges	108,780	120,422	106,687	104,834	96,082
Subtract:
Earnings (losses) from equity investees	(9,178)	(2,386)	(6,015)	(7,290)	(9,323)

Total	$657,946	474,630	566,104	598,517	613,125

Fixed charges:
Interest expense	$93,098	105,585	91,141	89,022	82,112
Rental expense representative of interest factor	15,682	14,837	15,546	15,812	13,970

Total	$108,780	120,422	106,687	104,834	96,082

Ratio of earnings to fixed charges	6.05	3.94	5.31	5.71	6.38